UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*

Praxis Precision Medicines, Inc.
(Name of Issuer)

Common stock, $0.0001 par value per share
(Title of Class of Securities)

74006W108
(CUSIP Number)

June 7, 2022
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74006W108	13G	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON

PFM Health Sciences, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
2,479,536 shares
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4%[1]

12.	TYPE OF REPORTING PERSON
IA; PN

[1]	The percentages reported in this Schedule 13G are based upon 45,511,773 shares of common stock outstanding as of May 6, 2022 (according to the issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2022). All of the other numbers and percentages reported in this Schedule 13G are as of 9:00 a.m. (ET) on the date of filing.

CUSIP NO. 74006W108	13G	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON

PFM Health Sciences GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
2,479,536 shares
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4%

12.	TYPE OF REPORTING PERSON
OO

CUSIP NO. 74006W108	13G	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON

Partner Asset Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
2,479,536 shares
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4%

12.	TYPE OF REPORTING PERSON
OO

CUSIP NO. 74006W108	13G	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON

Brian D. Grossman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
2,479,536 shares
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4%

12.	TYPE OF REPORTING PERSON
IN

CUSIP NO. 74006W108	13G	Page 6 of 10 Pages

Item 1(a)	Name of Issuer

Praxis Precision Medicines, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

99 High Street, 30th Floor, Boston, Massachusetts 02110

Item 2(a)	Name of Person Filing

This Schedule 13G is being jointly filed by PFM Health Sciences, LP (“PFM”), PFM Health Sciences GP, LLC (“PFM-GP”), Partner Asset Management, LLC (“PAM”), and Brian D. Grossman (“Grossman” and, collectively with PFM, PFM-GP, and PAM, the “Reporting Persons”) with respect to shares of common stock of the above-named issuer owned by PFM Healthcare Master Fund, L.P., a Cayman Islands limited partnership (“HCM”), and PFM Biotech Opportunities LP, a Delaware limited partnership (“BO” and, collectively with HCM, the “Funds”).

PFM is the investment advisor for the Funds. PAM is the general partner of the Funds. PFM-GP is the general partner of PFM and the manager of PAM. Grossman is the sole member of PFM-GP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b)	Address of Principal Business Office

The address of the principal business office of each of the Reporting Persons is c/o PFM Health Sciences, LP, 475 Sansome Street, Suite 1720, San Francisco, California 94111.

Item 2(c)	Citizenship

PFM is organized as a limited partnership under the laws of the State of Delaware. Each of PFM-GP and PAM is organized as a limited liability company under the laws of the State of Delaware. Grossman is a U.S. citizen.

Item 2(d)	Title of Class of Securities

Common stock, $0.0001 par value per share

Item 2(e)	CUSIP Number

74006W108

CUSIP NO. 74006W108	13G	Page 7 of 10 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

CUSIP NO. 74006W108	13G	Page 8 of 10 Pages

Item 4	Ownership

A.	PFM Health Sciences, LP, PFM Health Sciences GP, LLC and Partner Asset Management, LLC

(a)	PFM, PFM-GP and PAM may be deemed to beneficially own 2,479,536 shares of Common Stock.

(b)	The number of shares PFM, PFM-GP and PAM may be deemed to beneficially own constitutes approximately 5.4% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,479,536

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,479,536

B.	Brian D. Grossman

(a)	Grossman may be deemed to beneficially own 2,479,536 shares of Common Stock.

(b)	The number of shares Grossman may be deemed to beneficially own constitutes approximately 5.4% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,479,536

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,479,536

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

See Item 2 above

CUSIP NO. 74006W108	13G	Page 9 of 10 Pages

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 74006W108	13G	Page 10 of 10 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 17th day of June, 2022.

PFM Health Sciences, LP		PFM Health Sciences GP, LLC

By:	PFM Health Sciences GP, LLC,	By:	/s/ Darin Sadow
	its general partner		Darin Sadow, Authorized Signatory

By:	/s/ Darin Sadow
Darin Sadow, Authorized Signatory

PARTNER Asset MANAGEMENT, LLC		BRIAN D. GROSSMAN

By:	PFM Health Sciences GP, LLC,	By:	/s/ Darin Sadow
	its manager		Darin Sadow, attorney-in-fact*

By:	/s/ Darin Sadow
Darin Sadow, Authorized Signatory

*	Darin Sadow is signing on behalf of Brian Grossman as attorney-in-fact pursuant to a power of attorney dated August 4, 2011, and incorporated by reference herein. The power of attorney was filed as an attachment to a filing by certain of the Reporting Persons on Schedule 13G for K-V Pharmaceutical Company on August 5, 2011.